Exhibit (c)(5)

Project Midtown

Board Slides
19 December 2002

Introduction

•	The equity purchase price of Panamco at a price of $22.86 per share, including net cost of options is $2,795MM

•	The aggregate value of the transaction, assuming $933MM of net debt and $24MM of minority interest is $3,752MM(1)

•	Transaction costs including financing, legal, advisory, severance and other are assumed to be approximately $150MM

Notes

1.	Assumes $913.0MM of total debt and $50.4MM of cash as of 3Q02 plus $70.4MM of additional debt resulting from Coca-Cola Panama’s acquisition

Valuation Summary

Notes

1.	Equity value per share is derived as aggregate value less minority interest and net debt divided by fully diluted shares outstanding of 120.0MM. Net debt of $933.3MM is comprised of total debt that includes $70.4MM of debt related to the Panama acquisition less cash and cash equivalents of $50.8MM

2.	As of 12/18/02

3.     Excludes synergies and transaction costs

4.	Control premiums for comparable publicly traded companies are in the range of 40%-60%

Comparable Public Companies Comparison

Morgan Stanley compared financial information of Panamco with publicly available information for the following selected soft-drink bottling companies

•	Coca-Cola FEMSA

•	Pepsi Bottling Group

•	Pepsi Americas

•	Hellenic Bottling Group

•	Coca-Cola Enterprises

•	Coca-Cola Amatil

•	Embotelladora Andina

•	Grupo Continental

Comparable Public Companies Comparison (cont’d)

For this analysis, Morgan Stanley examined a range of estimates based on securities research analysts’ estimates.

The following table presents, as of December 18, 2002, the low, high and median of the ratios of (i) aggregate value, defined as market capitalization plus total debt and minority interest less cash and cash equivalents to estimated calendar year 2002 EBITDA and (ii) aggregate value to estimated 2002 total unit case volumes

	Aggregate Value/EBITDA	Aggregate Value/Total UC

	2002E	2002E
Low	4.6x	$2.5
High	11.0x	$5.0
Median	7.7x	$4.1
PB @ $22.86	8.5x	$3.5 (1)

A multiple range of 6.0x-8.0x 2002E EBITDA would imply a price range per Panamco share of $14-$21

A range of $3.0-$4.0 per 2002E total unit case volume would imply a price range per Panamco share of $19-$28(1)

Control premiums for comparable publicly traded companies are in the range of 40%-60%

      Notes

1. Excludes Panamco jug water volumes; includes beer, personal water and CSDs

Selected Precedent Transactions

Morgan Stanley compared statistics based on publicly available information for selected precedent transactions to relevant financial statistics for Panamco. Morgan Stanley reviewed the following six soft drinks bottling industry transactions

Target	Acquiror	Announcement Date

Coca-Cola Panama	Panamco	10/2/2002
Pepsi-Gemex	Pepsi Bottling Group	5/7/2002
CHSA	SAB	11/29/2001
BevCo	SAB	11/29/2001
Herbco Enterprises	Coca-Cola Enterprises	4/30/2001
Coca-Cola Bottlers Philippines	TCCC/ San Miguel Corp.	2/6/2001

The following table presents the low, high and median ratios of (i) aggregate value to last twelve months EBITDA and (ii) aggregate value to the most recent available last twelve months total unit case volumes for the selected precedent transactions

	Aggregate Value/LTM EBITDA	Aggregate Value/Total UC

Low	7.3x	$3.4
High	13.2x	$6.5
Median	8.3x	$4.9
PB @ $22.86	8.5x	$3.5	(1)

A multiple range of 7.0x-9.0x LTM EBITDA would imply a price range per Panamco share of $17-$24

A range of $4.00-$5.00 for 2002E total unit cases of Panamco (excluding jug water) would imply a price range per Panamco share of $28-$36(1)

      Note

1.	Excludes Panamco jug water volumes; includes beer, personal water and CSDs

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, based upon projected unlevered free cash flows of the geographic businesses of Panamco using terminal year EBITDA exit multiples and discount rates for the years 2003 through 2011

The discounted cash flow analysis implied a range of values for Panamco of approximately $20-$26 per share. This analysis excluded synergies

On a consolidated basis, the implied range of discount rates and terminal year EBITDA exit multiples was 10.5%-12.1% and 6.2x-7.2x, respectively

Synergies

Morgan Stanley performed a discounted cash flow analysis for the years 2003 through 2011 using the forecasted savings arising primarily from the integration of the operations in Mexico and the corporate functions. For purposes of this analysis, Morgan Stanley discounted the unlevered free cash flow attributable to the savings using discount rates ranging from 9.3% to 10.6%. The terminal value was calculated using terminal multiples of estimated 2011 savings ranging from 7.0x to 8.0x

The discounted cash flow analysis implied a range of values for the synergies of $2.75 to $3.22

Credit Statistics

Pro Forma for the transaction, Coca-Cola FEMSA is expected to maintain an investment grade rating from both Moody’s and S&P. Pro Forma 2002 ratios of net debt to EBITDA and EBITDA to interest expense are estimated to be 2.7x and 4.3x, respectively.

Historical Panamco Share Price Performance

		Offer Price
		Premium
	Average	to Share
	Price	Price
	US$	%

Current(1)	9.67	136.4
30 Day	9.17	149.3
60 Day	8.82	159.2
120 Day	9.27	146.6
180 Day	10.55	116.7
360 Day	13.58	68.3

Note

1.	As of 12/18/02; $9.67

Historical Panamco Share Price Performance (cont’d)

Note

1.	Average of Class A and Class B shares

Historical Coca-Cola FEMSA Share Price Performance

Average Share Price Performance

US$

20 Trading Days	22.15
60 Days	21.45
120 Days	21.17
180 Days	21.70
360 Days	23.28